SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 30, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X     Form 40-F
                                  ---              ---

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
               Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                     ---     ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934:

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CORUS GROUP plc



Date: April 30, 2004                        By  Theresa Robinson
      ----------------                          ----------------

                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

                                 Corus Group plc

                     Corus Group plc announces Tender Offer
                        for its 5 3/8% Bonds due in 2006



LONDON (April 30, 2004) Corus intends to invite holders of its 5 3/8% Euro Bonds 2006 (the "Bonds") to tender their bonds up to 16:00 hours, London time, on 3 June 2004. Tenders must be made in the manner specified in the Offer to Purchase that is expected to be available from 4 May 2004. There will be an "Early Tender Date" of 16:00 hours, London time on 18 May 2004. The purchase price for the Bonds will be 102.5% of the principal amount of tendered Bonds, if they are tendered for purchase on the Early Tender Date plus accrued interest up to but excluding the expected settlement date. This price includes an "Early Tender Payment" of 1.00% for tenders received prior to the Early Tender Date. However, tenders received after the Early Tender Date will not receive this payment.

The Tender Offer is subject to the satisfaction of certain conditions, including Corus obtaining satisfactory financing and obtaining the necessary waiver from its lending banks as well as other general conditions. The complete terms and conditions of the Tender Offer will be set forth in the Offer to Purchase. Copies of the Offer to Purchase will be available from Credit Suisse First Boston (Europe) Limited, the Dealer Manager for the Offer.

Credit Suisse First Boston (Europe) Limited is serving as Dealer Manager and Solicitation Agent in connection with the Tender Offer.

For further information, please contact:

Corus Group plc

Investor Relations                          Tel: +44 0(20) 7717 4501/502/503

Corporate Relations                         Tel: +44 0(20) 7717 4502